Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 5, 2012

To Prospectus dated February 28, 2011

Registration Statement No. 333-172488

Pricing Term Sheet

KRAFT FOODS INC.

Pricing Term Sheet

$800,000,000 Floating Rate Notes due 2013

Summary of Terms

Issuer:	Kraft Foods Inc. (“Kraft”)

Offering Format:	SEC Registered

Size:	$800,000,000

Maturity:	July 10, 2013

Issue Price (Price to Public):	100.00%

Underwriting Discount:	15 bps

Proceeds to Issuer, before expenses:	$798,800,000

Interest Rate Index:	Three-Month LIBOR (Reuters Page LIBOR01)

Spread to Index:	+87.5 bps

Day Count Convention:	Actual/360

Interest Payment and Reset Dates:	Each January 10, April 10, July 10 and October 10, commencing April 10, 2012

Interest Determination Dates:	Quarterly, two London banking days prior to the applicable interest reset date, except with respect to the initial interest period, for which the interest determination date shall be January 6, 2012.

Change of Control (CoC):	Upon the occurrence of both (i) a change of control of Kraft and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch, Inc. within a specified period, Kraft will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest to the date of repurchase.

Special Mandatory Redemption:	Kraft must redeem all of the notes on the date five business days prior to the date the proposed spinoff of Kraft’s North American grocery business to its shareholders will be consummated, at a price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest to but excluding, the date of redemption. Kraft will issue notice of the mandatory redemption date on the same day it issues the press release announcing the record date for the proposed spinoff, which notice will be no less than 15 calendar days before the mandatory redemption date.

Trade Date:	January 5, 2012

Settlement Date:	January 10, 2012 (T+3)

CUSIP/ISIN:	50075N BC7 / US50075NBC74

Denominations:	$2,000 x $1,000

Anticipated Long-Term Senior Unsecured Debt Ratings*:	Moody’s: Baa2 (developing) S&P: BBB- (stable) Fitch: BBB- (stable)

Use of Proceeds:	Kraft intends to use the net proceeds from the sale of the notes for general corporate purposes, which may include repayment of debt.

Underwriters:

Joint Book-Running Managers:

Citigroup Global Markets Inc.

RBS Securities Inc.

Barclays Capital Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Senior Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

SG Americas Securities, LLC

UBS Securities LLC

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or RBS Securities Inc. toll-free at 866-884-2071.